Richmont Mines Inc.

1 Place-Ville-Marie
Suite 2130
Montreal, QC
H3B 2C6 CANADA

Tel.: (514) 397-1410
Fax: (514) 397-8620
www.richmont-mines.com

Patricia Mining Corp.

8 King Street East
Suite 1300
Toronto, ON
CANADA M5C 1B5

Tel.: (416) 214-4900
Fax: (416) 864-0620
www.patriciamining.com

NEWS RELEASE

UPDATE ON THE EXPLORATION RESULTS
FOR THE ISLAND GOLD PROJECT

MONTREAL, May 5, 2006 –Richmont Mines Inc. and Patricia Mining Corp. are pleased to announce an update of the exploration results at the Island Gold property, located near Dubreuilville in Ontario, including the results of the first surface holes performed at the Goudreau Zone.

Island Zone

The published results are for underground drilling performed on various systems of veins, and only those that intersected zones with mining potential showing continuity have been included. The highlights presented in Table 1 include several high grades found in the sub-parallel zones C, D, D1, E and E1. During the first quarter of 2006, 36 drill holes totalling 5,180 metres were drilled. The results for 18 holes have been completed, and those of the other 18 are still pending.

Most of the holes were drilled in the East sector of the deposit, between sections 15,100E and 15,200E to the elevation -360 metres (for Zone C/D). These drill holes were drilled with the intention of converting inferred resources into indicated resources and to increase the resources of the sector. The drilling results show good continuity in the zones, vertically and horizontally, for at least three zones. These drill holes confirm that gold-bearing zones E/E1 and C/D extend below elevations -290 and -360, respectively. They have identified significant intersections, including **19.2 g/t Au over 2.8 metres, 23.3 g/t Au over 3.1 metres, 15.3 g/t Au over 2.7 metres and 16.4 g/t Au over 4.5 metres**.

Page 1 of 6

TABLE 1 DRILLING RESULTS ISLAND ZONE						
Section	**Hole number**	**Elevation* (m)**	**From**	**Core length** (m)**	**Uncut grade g/t Au**	**Grade cut at 75 g/t**
C Zone						
15,110E	PR-UG-142	5,033	157.0	2.0	13.92	13.92
15,120E	PR-UG-154	5,039	170.0	2.8	25.55	19.24
15,155E	PR-UG-157	5,096	144.8	2.8	10.95	10.95
C+D Zone						
15,110E	PR-UG-145	5,165	69.3	2.5	62.06	33.44
15,110E	PR-UG-146	5,189	64.7	2.8	32.36	32.36
15,110E	PR-UG-147	5,211	68.5	3.2	4.62	4.62
15,140E	PR-UG-150	5,083	135.1	4.3	29.20	29.20
15,140E	PR-UG-151	5,110	123.9	1.8	13.40	13.40
15,140E	PR-UG-152	5,136	110.8	2.1	18.61	18.61
15,155E	PR-UG-156	5,077	181.7	3.3	34.77	12.15
D Zone						
15,110E	PR-UG-143	5,132	87.3	0.5	15.68	15.68
15,110E	PR-UG-148	5,237	80.6	2.0	42.58	28.39
15,120E	PR-UG-139	5,207	108.1	1.7	21.00	13.80
15,120E	PR-UG-154	5,044	164.7	2.7	123.45	11.48
15,140E	PR-UG-149	5,040	169.9	3.1	23.30	23.30
D1 Zone						
15,110E	PR-UG-141	5,091	104.7	1.6	9.40	9.40
15,110E	PR-UG-142	5,046	140.2	4.5	16.43	16.43
15,110E	PR-UG-143	5,134	72.6	1.4	4.44	4.44
15,110E	PR-UG-144	5,112	88.5	2.6	9.63	9.63
15,155E	PR-UG-157	5,100	134.0	0.7	40.36	40.36
E Zone						
15,110E	PR-UG-141	5,096	97.2	2.4	14.23	14.23
15,110E	PR-UG-144	5,118	81.0	2.4	40.11	14.46
15,120E	PR-UG-154	5,060	143.4	2.3	11.41	11.41
15,140E	PR-UG-149	5,061	142.8	2.7	15.30	15.30
E+E1 Zone						
15,110E	PR-UG-148	5,222	58.4	2.4	12.05	12.05
15,120E	PR-UG-139	5,212	96.2	1.8	6.21	6.21
15,120E	PR-UG-155	5,091	120.9	2.3	34.00	27.50
15,140E	PR-UG-150	5,095	117.4	3.0	6.20	6.20
15,155E	PR-UG-156	5,086	154.2	5.2	13.58	12.23
15,155E	PR-UG-157	5,103	123.4	3.8	21.97	21.49
E1 Zone						
15,110E	PR-UG-142	5,057	131.6	1.7	5.89	5.89
15,110E	PR-UG-144	5,123	75.5	2.0	62.67	20.68
15,110E	PR-UG-146	5,187	52.7	0.8	117.44	28.78
15,110E	PR-UG-147	5,204	53.7	0.3	15.55	15.55

TABLE 1 (CONTINUED) DRILLING RESULTS ISLAND ZONE						
Section	**Hole number**	**Elevation* (m)**	**From**	**Core Length** (m)**	**Uncut grade g/t Au**	**Grade cut at 75 g/t**
15,140E	PR-UG-149	5,065	137.4	2.6	7.90	7.90
15,140E	PR-UG-151	5,119	104.8	1.7	4.42	4.42
15,140E	PR-UG-152	5,142	96.6	1.6	10.80	10.80

*   Surface elevation: 5,383 metres

**   True width evaluation is pending

Definition drilling will continue in the coming quarter, primarily in the East sector (from 15,100E to 15,200E), the West sector (from 14,850E to 14,950E) and at depth (from 14,900E and 15,200E) between the elevations of -290 and -400 metres.

In addition, underground development totalled 680 metres during the first quarter, including 509 metres of waste development and 171 metres throughout the system of mineralized veins. As at March 31, 2006, the ramp reached a vertical depth of 285 metres.

Development throughout the system of mineralized veins continues to give good results and to improve confidence in the continuity of the zones. The results are shown in Table 2.

TABLE 2 RESULTS OF DEVELOPMENT WORK IN THE MINERALIZED VEINS		
Work sector Level	**Length (metres)**	**Grade (cut at 75 g/t) Minimum width 1.5 m**
140W – D1	16.0	14.24
140E – E Zone	24.0	19.72
190W – E1 Zone	18.5	8.07
190W – C Zone	54.0	14.66
240E – E1	37.5	6.56

Island North Zone

During the last quarter of 2005, a drill hole (PR-UG-132) intersected a zone to the east of the ramp and 200 metres north of Zone E1, grading 11.1 g/t Au over 4.4 metres. Following this positive result, four additional holes totalling 912 metres were drilled during the quarter. The results are shown in Table 3. The zone appears to be closed to the west, but hole PR-UG-158 has identified a value of 9.8 g/t over 1.7 metres and indicates that the zone extends to the east and at depth. Additional drillings are planned for the second quarter in order to evaluate the potential of this new zone, which appears promising.

Section	Hole number	Elevation**	Length (m)	From	Core length*** (m)	Uncut grade g/t Au	Grade cut at 75 g/t
15 160	PR-UG-132*	5258	225	117.5	4.4	11.10	11.10
15 120	PR-UG-140	5257	258	121.0	1.5	0.55	0.55
15 210	PR-UG-158	5177	296	124.6	1.7	9.77	9.77
15 140	PR-UG-164	5257	165	Results pending			
15 210	PR-UG-175	In progress, 193 metres completed					

TABLE 3 — DRILLING RESULTS — ISLAND NORTH ZONE

* Drilled in 2005
** Surface elevation: 5,383 metres
*** True width evaluation is pending

Goudreau Zone

A surface-drilling program with nine holes totalling 3,200 metres was initiated during the first quarter. Five holes totalling 1,683 metres were drilled. The results of three holes are shown in Table 3, while the results of the other two holes are still pending. Drill hole PRS-03 intersected several gold-bearing zones with very high grades, including **27.1 g/t over 2.3 metres and 21.3 g/t over 2.1 metres**. Following this result, an additional hole was planned in order to evaluate the extent at depth, at 260 metres from the surface, of the zones intersected by this hole.

TABLE 4 DRILLING RESULTS GOUDREAU ZONE							
Section	Hole number	Azimuth/ dip	Length (m)	From	Core length* (m)	Uncut grade g/t Au	Grade cut at 75 g/t
15,710E	PRS-01	180°/- 49°	405	150.7	1.5	4.31	4.31
15,710E	PRS-02	180°/- 46°	351	Results pending			
15,770E	PRS-03	180°/- 54°	402	69.2	1.5	23.61	23.61
				170.5	1.5	5.70	5.70
				275.4	2.3	199.07	27.07
				285.1	2.1	67.69	21.31
				337.7	1.7	36.90	13.64
15,770E	PRS-04	180°/- 45°	336	57.5	1.5	3.10	3.10
				133.5	2.0	4.06	4.06
				182.0	1.5	3.31	3.31
				306.4	1.3	2.94	2.94
15,825E	PRS-07	180°/- 48°	In progress, 189 metres completed				

* True width evaluation is pending

Outlook

The Island Gold project (Richmont Mines, 55% - Patricia Mining, 45%) is an advanced underground exploration project in Northern Ontario. The Joint Venture is maintaining its objective of starting the 650 t/d mill, in July 2006.

The surface-drilling program will continue in the coming months, with the goal of converting inferred resources to indicated resources and increasing the indicated resources over a radius of 700 metres from the infrastructures that are currently developed. A program of at least 8,000 metres will be completed during the coming months. The Joint Venture aims to confirm the geological interpretation and verify the resources in the Goudreau, Lochalsh, North Shear, Centre and Shore zones, together with their extent, so as to plan underground development work for the near future.

The underground drilling program currently under way will continue until the end of August. The lateral extensions and extensions at depth of the Island Zone will be confirmed by more than 12,000 metres of drilling. The zone remains open at depth, and the sector between the elevations -290 to -400 metres will be investigated over 300 lateral metres (14,900E – 15,200E). The drilling program will also be carried out in order to define the Island North Zone.

In addition, drilling will be commenced starting from the ventilation drift located at level 140. This drift cut into a zone in which the sampling of the walls contained values of 35.3 g/t Au over 2.3 metres and 9.8 g/t Au over 1.8 metres. This zone is located 250 metres north of Zone E1 and probably coincides with the eastern extension of the Shore Zone.

This news release was prepared by the companies' management teams, which assume full responsibility for its content. The TSX Venture Exchange has not reviewed this news release and accepts no responsibility for its veracity or accuracy.

Martin Rivard   Gary Kirk
President and chief executive officer   President and chief executive officer
Richmont Mines Inc.   Patricia Mining Corp.

National Instrument 43-101
The resource calculation and the underground diamond drilling program involving geological core logging, sampling and assaying tasks are supervised by Jules Riopel, M.Sc., PGeo., MBA, a qualified person designated by National Instrument 43-101. Underground supervision of drilling operations and survey control is provided by Richmont Mines personnel. The assays were conducted at Accurassay Laboratories - Mineral Assay Division at Thunder Bay, in Ontario.

Disclosure Regarding Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed in Patricia Mining Corp. and Richmont Mines' Annual Information Form, Annual Report and periodic reports.

- 30 -

For more information, please contact:

Richmont Mines Inc.   **Patricia Mining Corp.**
Julie Normandeau   Gary Kirk
Investor Relations   President and chief executive officer

Telephone: (514) 397-1410   Telephone: (416) 214-4900
Fax: (514) 397-8620   Fax: (416) 864-0620

Ticker symbol: RIC   Ticker symbol: PAT
Listings: TSX - Amex   Listing: Bourse de croissance TSX

Web Site : www.richmont-mines.com   Web Site: www.patriciamining.com

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934


For the month of ___May___, 20_06_.

Commission File Number _____0-28816_____


Richmont Mines Inc.
(Translation of registrant's name into English)
110, avenue Principale, Rouyn-Noranda (Quebec) J9X 4P2
(Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒   Form 40-F ☐

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Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Richmont Mines Inc.
(Registrant)


Date ___May 5, 2006___   By _____Nicole Veilleux (signed)_____


(Signature)*
Nicole Veilleux
Financial Director


* Print the name and title under the signature of the signing officer.

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